Via EDGAR and Federal Express

April 9, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6248

Re:	Midstates Petroleum Company, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed March 6, 2012

File No. 333-177966

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via teleconference on March 26, 2012, with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed with the Commission on March 6, 2012, File No. 333-177966 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”). For your convenience, we will hand deliver three full copies of Amendment No. 7, as well as three copies of Amendment No. 7 that are marked to show all changes made since the filing of Amendment No. 6 to the Registration Statement.

Based on discussions with the Staff concerning our valuation and associated accounting for share-based compensation, we have re-assessed the valuation of our share-based compensation as of December 5, 2011, the date as of which we transitioned from liability accounting to equity accounting, as discussed in our response letter to the Staff, dated March 6, 2012 and in Amendment No. 6. Based on the results of our re-assessment, we deem it necessary to restate our Consolidated Financial Statements for the year ended December 31, 2011 to reflect incremental share-based compensation expense to adjust 2011 recorded amounts to estimated fair value. As of December 5, 2011, the date we transitioned from liability accounting to equity accounting, we have determined the fair value of one share of Midstates Petroleum Holdings Inc. to be, after taking into account our corporate reorganization, and on an equivalent basis, $16.00 per share of common stock of Midstates Petroleum Company, Inc. As a result, we have recognized $40.9 million in additional compensation expense for the year ended December 31, 2011.

United States Securities and Exchange Commission

April 9, 2012

The Company reached this determination as a result of the conclusion of the Company’s executive management that the previous determination of the value of share-based payments did not properly consider the increased probability of the consummation of the Company’s proposed initial public offering of the Company’s common stock in the following four to six months and the commensurate impact the initial public offering (in particular the application of anticipated proceeds) would have on the Company’s estimate of fair value. The Company believes that the most appropriate basis for determination of value is the valuation performed by the underwriters in connection with the proposed initial public offering. Accordingly, the revised determination of fair value is based on the low end of the range of estimated initial public offering price.

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Please direct any questions that you have with respect to the foregoing or the enclosed material to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, Midstates Petroleum Company, Inc.

By:	/s/ Nelson Haight
Nelson Haight
Vice President and Controller

Enclosures

cc:	Thomas L. Mitchell

John P. Foley

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Kelly B. Rose, Baker Botts L.L.P.